Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

March 29, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp.
Amendment No. 17 to Registration Statement on Form S-1
Filed February 24, 2022
File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 15, 2022 with respect to the Amendment No. 17 to Registration Statement on Form S-1 (File No. 333-230943) (the “S-1”) filed with the SEC on February 24, 2022 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 18 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 17 to Registration Statement on Form S-1 Filed February 24, 2022

Cover Page

1.	Clearly disclose on the cover page how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations.

COMPANY RESPONSE: In response to the Staff’s comment, the Company revised its disclosures on the Cover Page for the initial public offering and the Cover Page for the selling shareholder offering.

General

2.	We note your amended disclosure on page 5 regarding the CSRC Answers, including your statement that “if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly being given a sufficient transition period to complete the filing procedure as an existing overseas listed Chinese company.” Please advise on the anticipated time period, clarify what is meant by “sufficient transition period,” and clarify the circumstances under which you may be required to complete the filing procedure, given that you have currently received a response from the CSRC confirming that your offering does not require the examination and approval of the CSRC.

COMPANY RESPONSE: As the Company understands that the CSRC Answers are not law, and that the Administration Provisions and the Measures, which were open for public comments, have not come into effect, the Company revised its disclosures to remove disclosures regarding CSRC Answers on page 5 and page 18 so as to avoid ambiguity.

3.	We note your response and revised disclosure in response to comment 2. Please revise your Cover Page and the Prospectus Summary to acknowledge that if the Accelerating Holding Foreign Companies Accountable Act is enacted, and if you are subject to it, it would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Please also make the corresponding changes to the Cover Page for your selling shareholder offering.

COMPANY RESPONSE: In response to the Staff’s comment, the Company revised its disclosures on the Cover Page for the initial public offering, page 5, page 14 and the Cover Page for the selling shareholder offering.

4.	We note your statements that you are not required to obtain, or subject to, certain permissions and approvals, such as CAC approval and CSRC approval, based on the advice or confirmation of your PRC counsel. Please tell us whether your PRC counsel intends to file a consent as an exhibit to the Registration Statement. If not, please tell us why not.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has included the consent of our PRC counsel, Hiways Law Firm (Shenzhen) as Exhibit 23.3 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Addentax Group Corporation

/s/ Zhida Hong
Name:	Zhida Hong
Title:	Chief Executive Officer

cc:	Lawrence Venick

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